[Letterhead of Davis Polk & Wardwell]

November 23, 2005

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ozark Holding Inc.
Registration Statement on Form S-4 filed October 19, 2005
File No. 333-129139

Oracle Corporation

Form 10-K for the Year Ended May 31, 2005

Form 10-Q for the Quarter Ended August 31, 2005

File No. 0-14376

Siebel Systems, Inc.

Form 10-K for the Year Ended December 31, 2004

Form 10-Q for the Quarter Ended September 30, 2005

File No. 0-20725

Dear Mr. Shuman:

On behalf of Ozark Holding Inc. (“New Oracle”), Oracle Corporation (“Oracle”) and Siebel Systems, Inc. (“Siebel Systems”, together with New Oracle and Oracle, collectively, the “Parties”), we have set forth below the Parties’ responses to the comments contained in the comment letter, dated

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

November 15, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Registration Statement on Form S-4 (File No. 333-129139) (the “Proxy Statement/Prospectus”) filed by New Oracle on October 19, 2005, the Form 10-K for the Year Ended May 31, 2005 (the “Oracle 10-K”) filed by Oracle, the Form 10-Q for the Quarter Ended August 31, 2005 filed by Oracle, the Form 10-K for the Year Ended December 31, 2004 filed by Siebel Systems (the “Siebel Systems 10-K”) and the Form 10-Q for the Quarter Ended September 30, 2005 filed by Siebel Systems.

New Oracle is concurrently filing via EDGAR Amendment No. 1 to the Proxy Statement/Prospectus (“Amendment No. 1”). Amendment No. 1 reflects the Parties’ responses to the Staff’s comments as well as certain updating information and conforming changes. We are also providing courtesy copies of Amendment No. 1 and this letter, including a version of Amendment No. 1 marked to reflect changes from the October 19, 2005 filing, to Barbara C. Jacobs, Chris Davis, Mark Kronforst and Daniel Lee at the Commission.

Registration Statement on Form S-4

1.	In your response letter, please tell us the basis for your conclusion that the shares of Ozark Holding common stock to be issued to the former stockholders of Oracle need not be registered. In that response, please identify the section of the Delaware General Corporation Law that you will follow in implementing the “Oracle merger” described on page 8. If the issuance of the registrant’s shares to current Oracle holders in that merger will not involve a “sale,” please describe how you reached that determination.

Response: The Parties do not believe that the shares of New Oracle common stock to be issued to the former stockholders of Oracle need to be registered because in connection with the transaction, Oracle stockholders will not have to make an investment decision and there will be no “sale” of securities or “offer to sell” securities to Oracle stockholders for purposes of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”). We reached these conclusions for two reasons: (i) Oracle stockholders will not have a vote on the transaction under applicable law and (ii) the fundamental nature of their investment will not change as a result of the transaction.

Under applicable law, Oracle stockholders will not be entitled to vote on the transaction. Under Section 251(g) of the Delaware General Corporation Law (the “DGCL”), holders of shares of a company that engages in a holding company merger are not entitled to a vote on that merger if the requirements of that Section are satisfied. These requirements include, among others, a

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

requirement that the charter and bylaws of the new holding company immediately after the merger be identical in all material respects with the charter and bylaws of the company immediately prior to the merger and a requirement that the officers and directors of the new holding company immediately after the merger be the same as the officers and directors of the company immediately prior to the merger. The rationale for this exception to the stockholder approval requirements of the Delaware merger statute is that the new holding company is sufficiently similar to the existing company to not warrant a vote by the stockholders of the existing company on the transaction. Because the merger of Oracle with a wholly owned subsidiary of New Oracle will fully comply with the requirements of Section 251(g) Oracle stockholders will not be entitled to a vote on the transaction under state law. In addition, even assuming the maximum amount of stock issuable in the transaction to Siebel Systems stockholders is issued, Oracle stockholders will not be entitled to a vote on the stock issuance under the stockholder approval rules of the Nasdaq Stock Market.

In addition, the fundamental nature of an Oracle stockholder’s investment will not change as a result of the transaction. We recognize the Staff ‘s position that a “sale” or “offer to sell” for purposes of Section 2(a)(3) of the Securities Act may still occur even where a company’s stockholders are not entitled to a vote if as a result of the transaction the “fundamental nature” of the stockholder’s investment will change. See Telephone Interpretation No. A.6. in the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (July 1997). In the transaction under consideration, however, the fundamental nature of an Oracle stockholder’s investment will not change. Oracle will be in the same business after the transaction as before the transaction. Oracle has product families that are the functional equivalent of Siebel’s, and Oracle plans to combine the two product families after the transaction. Moreover, Siebel represents less than 14% of the combined company’s assets, 11% of combined revenues, and 4% of net income. A review of precedent transactions seems to indicate that the Staff has used a “fundamental nature” test in determining whether the registrant must pay a registration fee on shares being issued to the acquiring company’s stockholders. In precedents such as Kerr-McGee’s acquisition of HS Resources and Fed Ex’s acquisition of Caliber Systems, the Staff has not required that a registration fee be paid in respect of shares being issued to such stockholders presumably because on account of the great disparity in size of the companies in question, the Staff did not believe that the fundamental nature of the acquiring company would change as a result of the transaction. In precedent transactions where the Staff has required that a registration fee be paid on such shares, such as AOL’s acquisition of Time Warner and Comcast’s acquisition of AT&T Broadband, the fundamental nature of the stockholder’s investment was affected by the transaction since the business being “acquired”

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

was similar in size to the “acquiring” company (i.e., they were mergers of equals or near equals). We also note that New Oracle will have the same directors, management, charter, bylaws, headquarters and, as of the completion of the transaction, the same name as Oracle does today. In precedent transactions in which a registration fee was required to be paid, there were material changes in at least one of these respects.

In conclusion, the Parties note that the acquisition by a new holding company allows the exchange of Siebel Systems common stock for New Oracle common stock to qualify for tax-free treatment for U.S. federal income tax purposes. Absent this consideration, the transaction could have been structured as a reverse triangular merger with Siebel Systems merging with and into a wholly owned subsidiary of Oracle and Oracle stockholders continuing to hold their existing shares.

2.	In light of the fact that the election by Siebel Systems’ stockholders regarding the type of merger consideration to be received will not occur at the same time as the special meeting, please advise us of your consideration of the applicability of the tender offer rules to the cash election. Please see Release No. 34-14699 for additional guidance.

Response: The Parties originally provided that the election deadline could take place after the stockholder meeting because they anticipated the possibility of regulatory delay and desired that Siebel Systems stockholders be able to make the election at a time close to the closing. As a result of the recent clearance of the transaction by the Department of Justice, this concern is no longer expected to be applicable. As a result, the Parties currently intend that the election deadline will occur prior to the Siebel Systems stockholder vote and have revised the text of the Proxy Statement/Prospectus on pages 2, 8 and 77 of Amendment No. 1 to reflect this intention. The Proxy Statement/Prospectus will include an election form in the package that will specify an election deadline occurring prior to the date of the stockholder vote. The election form will also specify that the election deadline may be extended by Oracle by issuance of a press release in advance of the then-scheduled deadline and that Siebel Systems stockholders may call a toll-free number to inquire about the timing of the election deadline. This extension mechanism is based upon the merger agreement’s requirement that the election deadline occur between 2 and 20 trading days prior to closing. The extension mechanism will only be used in the event of an unanticipated delay in obtaining required regulatory approvals from non-U.S. antitrust authorities. The Parties believe that such approvals will in fact be obtained by year-end and that accordingly a delay is highly unlikely.

The Parties understand that the Staff’s position in Release No. 34-14699 that the tender offer rules do not apply to elections made in the context of a merger transaction was limited to the situation in which the election period occurs simultaneously with the proxy solicitation period. The Parties note, however, that the Staff specifically declined to address the case where the election period extends beyond the proxy solicitation period. The Parties do not believe that the tender offer rules apply in this unlikely situation, for two reasons. First, any such delay in the election deadline would serve the interests of Siebel Systems stockholders by minimizing the time between the election and the pricing period for determining the ratio of Oracle common stock to be issued to electing stockholders, which under the terms of the merger agreement occurs during the ten trading days prior to closing. If the election deadline is not extended, Siebel Systems stockholders will have less visibility on when the closing will occur and will necessarily be making a less informed election. Second, the Parties believe that the Proxy Statement/Prospectus, which will be included with the election form and will incorporate by reference all Securities Exchange Act periodic reports filed after the mailing of the document and prior to the later of the stockholder meeting and the election deadline, will disclose all information material to the election and voting decisions of Siebel Systems stockholders.

3.	Please provide an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date. If material, please also discuss the volatility of Oracle’s common stock over a recent historical period and any risks relating to the volatility.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 75 of Amendment No. 1 in response to the Staff’s comment.

The Parties believe that the volatility of Oracle’s common stock price over the recent historical period has not been significant and refer the Staff to the table on page 56 of Amendment No. 1, which sets forth the historical high and low trading prices of Oracle common stock.

4.

Please provide an illustrative table using a reasonable range of prices of Oracle’s common stock indicating the respective exchange ratios and other relevant information. Please also provide examples of the number of shares of New Oracle common stock that may be issued and the portion of New Oracle represented by such shares depending upon the proportion

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

of Siebel Systems’ stockholders that elect to receive stock for their shares from the minimum of six percent to the maximum of 30 percent of Siebel Systems’ stockholders.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 75 of Amendment No. 1 in response to the Staff’s comment.

Prospectus Cover Page

5.	Pursuant to Item 1 of Form S-4, please revise the Siebel Systems stockholders’ letter to include all information required under Item 501 of Regulation S-K. We note, for example, that the information required under Items 501(a)(2), (4) and (6) appear to be missing from your “cover page.”

Response: The Parties have revised the text of the Proxy Statement/Prospectus in the letter to Siebel Systems stockholders included in Amendment No. 1 in response to the Staff’s comment.

6.	Please disclose that the number of shares of New Oracle common stock to be received by Siebel Systems’ stockholders, if they elect to receive such stock, will not be known to them at the time of their vote on the merger.

Response: The Parties have revised the text of the Proxy Statement/Prospectus on the prospectus cover of Amendment No. 1 in response to the Staff’s comment.

Inside Front and Outside Back Cover Pages

7.	Please provide the language regarding information incorporated into your prospectus required by Item 2 of Form S-4.

Response: The Parties have revised the text of the Proxy Statement/Prospectus on the inside cover page of Amendment No. 1 in response to the Staff’s comment.

8.	Ozark Holding was not subject to Section 13 or 15(d) of the Exchange Act when the registration statement was filed. As such, please provide the legend specified in Item 502(b) of Regulation S-K.

Response: New Oracle respectfully asserts that it is not subject to the requirements of Item 502(b) of Regulation S-K, which obligation arises from the terms of the “dealer’s exemption” in Section 4(3) of the Securities Act, because

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

New Oracle is exempt from the prospectus delivery requirements under Rule 174(b) of the Securities Act. Rule 174(b) under the Securities Act provides that no prospectus need be delivered under Section 4(3) of the Securities Act if the issuer is subject, immediately prior to the filing of the registration statement, to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). New Oracle will, immediately after the consummation of the transaction, have, on a consolidated basis, the same assets, liabilities, businesses and operations as Oracle and Siebel Systems had, on a consolidated basis, immediately before the consummation of the transaction, and will be the successor to Oracle and Siebel Systems, each of whom are, and will be immediately prior to the consummation of the transaction, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. New Oracle makes this assertion in reliance on similar positions taken by the Staff in which a successor registrant took into account the prior reporting history and status of its subsidiaries in similar holding company transactions and allowed for exemption of the successor registrant from the requirements of Section 4(3) of the Securities Act. See NSTAR, SEC No-Action Letter (July 29, 1999), AOL Time Warner, SEC No-Action Letter (Nov. 15, 2000) and AT&T Comcast, SEC No-Action Letter (November 18, 2002).

Summary

The Proposed Transaction, page 8

9.	We note your disclosure that the directors of New Oracle immediately after the closing of the transaction will be the same as those of Oracle immediately prior to the closing of the transaction. Siebel’s stockholders are effectively being asked to consider a new slate of directors with respect to the shares of New Oracle common stock they may elect to receive. Pursuant to Note A of Schedule 14A, please revise your proxy statement/prospectus to include all information Schedule 14A would require, if the Siebel Systems’ stockholders were voting on the election of directors.

Response: In response to the Staff’s comment the Parties have incorporated by reference Oracle’s proxy statement for its 2005 annual meeting of stockholders, which includes the information required by Item 18(a)(7) of Form S-4. As the Parties have noted elsewhere in this letter, the Parties believe that New Oracle is the successor registrant to Oracle and Siebel Systems and that based on their prior reporting history, New Oracle meets the requirements for the use of Form S-3. If a registrant meets the requirements for the use of Form S-3, Item 18(b) of the Form S-4 expressly permits the information requested by the Staff in their comment to be incorporated by reference from its latest annual

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

report on Form 10-K. Because the requested information is included in Oracle’s proxy statement for its 2005 annual meeting, the Parties have incorporated by reference this filing.

10.	Please address the reason(s) here and elsewhere, as appropriate, for the structure of the transaction including a discussion of any material economic, business and tax circumstances for and the ramifications from the specific structure being undertaken to consummate the transaction. Please elaborate on the effect of the transaction structure on current Oracle stockholders particularly noting that Oracle stockholder approval is not required for the specific merger transaction or for the restructuring of Oracle.

Response: The Parties have revised the text of the Proxy Statement/ Prospectus at pages 7 and 74 of Amendment No. 1 in response to the Staff’s comment.

What Siebel Systems Stockholders Will Receive, page 8

11.	With respect to the last paragraph in this discussion, please address whether each holder otherwise entitled to a fractional share of New Oracle common stock will have such fractional share exchanged for cash consideration or whether all fractional shares resulting from the merger held by various holders will be aggregated. If the latter, please discuss how the aggregated shares will be apportioned among impacted holders or otherwise distributed. It appears that your disclosure may have been intended to describe the treatment of a Siebel Systems’ stockholder with multiple accounts. Please revise as appropriate.

Response: The Parties have revised the text of the Proxy Statement/ Prospectus at pages 8 and 76 of Amendment No. 1 in response to the Staff’s comment.

12.	Please advise us whether you have considered establishing a toll-free number that Siebel Systems’ stockholders may call up to the time of the special meeting to obtain information concerning the share exchange ratio that would be applicable to Siebel Systems stockholders who make the stock election.

Response: The Parties supplementally advise the Staff that a toll-free number that Siebel Systems’ stockholders may call to obtain information regarding the share exchange ratio will be established with Siebel Systems’ exchange agent. The Parties have revised the text of the Proxy

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Statement/Prospectus at page 5 of Amendment No. 1 in response to the Staff’s comment.

Interests of Certain Persons in the Siebel Systems Merger, page 14

13.	Please provide a summary of the interests of Siebel Systems’ executive officers and directors in the merger that may be different from, or in addition to, the interests of stockholders of Siebel Systems generally.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 13 of Amendment No. 1 in response to the Staff’s comment.

14.	At page 14 you indicate that the certificate of incorporation and bylaws of New Oracle will be the same “in all material respects” as those of Oracle. In your response letter, please identify the differences between the constating documents of the existing public company and the registrant.

Response: New Oracle advises the Staff that the certificate of incorporation and bylaws of New Oracle immediately after the merger will be identical to those of Oracle immediately prior to the merger, other than such differences, if any, which are in accordance with Section 251(g)(4) of the DGCL. Section 251(g) of the DGCL generally provides that no vote of the stockholders of a constituent corporation shall be necessary to authorize a merger with or into a single direct or indirect wholly-owned subsidiary of such constituent corporation if the procedures set forth in Section 251(g) are satisfied. Section 251(g)(4) requires that the certificate of incorporation and bylaws of the holding company immediately after the effective time of the merger contain provisions identical to the certificate of incorporation and bylaws of the constituent corporation immediately prior to the effective time of the merger, other than provisions, if any, regarding the incorporator or incorporators, the corporate name, the registered office and agent, the initial board of directors and the initial subscribers for shares and such provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination or cancellation has become effective.

Selected Historical and Pro Forma Financial Data

Merger-Related Expenses, page 15

15.	With respect to your estimate of $75 million for merger-related fees and expenses, please elaborate on how such amount was determined and the

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

specific amount estimated for each category of fees and expenses you have identified in your disclosure.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at pages 14, 22 and 66 of Amendment No. 1 in response to the Staff’s comment.

Comparative Per Share Data, page 18

16.	We note that your presentation of comparative per share data is based on an assumed conversion ratio of .79. We understand that the actual conversion ratio could vary from this, with a maximum conversion ratio of .9944 and with no minimum conversion ratio. If our understanding is incorrect, please advise. Otherwise, revise your presentation here to describe clearly how the assumed conversion ratio was determined. Describe the possible variations in the conversion ratio and explain the impact that any variations would have on equivalent per share amounts. Further, revise to provide additional equivalent per share amounts based on other conversion ratios. Consider presenting amounts based on both the maximum conversion ratio and a correspondingly divergent minimum conversion ratio. Note that this comment also applies to your presentation on page 56.

Response: In response to the Staff’s comment, Oracle has revised the Proxy Statement/Prospectus to provide possible variations in the conversion ratio and the effects on equivalent per share amounts. Oracle has presented variations based on the maximum conversion ratio of .9944 as well as a correspondingly divergent minimum ratio. Oracle has also revised the pro forma conversion ratio sensitivity table on pages 18 and 58 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 21

17.	Please revise the introductory paragraph to indicate and confirm that all material risks have been discussed in this section.

Response: The Parties have revised the text of the Proxy Statement/ Prospectus at page 20 of Amendment No. 1 in response to the Staff’s comment.

Integrating our companies may divert management’s attention. . . , page 22

18.	We note that Oracle recently announced the proposed acquisition of a majority interest in i-flex solutions in addition to the completed

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

acquisitions of PeopleSoft, Retek and G-Log. Please discuss these acquisitions or prospective acquisition with respect to the strains on management’s resources and address any material impact such acquisitions may have on the integration of the companies and the conduct of business. We further note the possible relevance of a discussion of the proposed i-flex solutions acquisition with respect to other risk factors such as the risk factor relating to debt to be incurred. Please expand where appropriate.

Response: The Parties respectfully advise the Staff that the Parties did not include in this risk factor a broader discussion of the strains on management’s resources resulting from the PeopleSoft, Retek, G-Log or i-flex acquisitions or a discussion of any material effect that the integration efforts relating to these acquisitions may have on Oracle’s ability to integrate Siebel Systems for the following reasons. The PeopleSoft, Retek and G-Log acquisitions are substantially complete, and i-flex, in which Oracle holds a minority interest, is an independent company with shares listed on the Indian stock exchanges. Accordingly, we do not believe that these acquisitions, to the extent not already fully integrated, are material.

The combined company may not realize the anticipated benefits. . . , page 22

19.	We note that both Siebel Systems and Oracle have recent experience with acquisitions. For example, as disclosed in the notes to the consolidated financial statements in the recent Forms 10-K for Siebel Systems and Oracle, Siebel Systems acquired Eontec Limited and Ineto Services in 2004 and Oracle acquired PeopleSoft and Retek in fiscal year 2005. To the extent material, please discuss each party’s actual experience with the uncertainties and risks related to the integration of acquisitions identified in this risk factor.

Response: The Parties respectfully advise the Staff that although Oracle has successfully integrated its past acquisitions, the Parties do not believe that these successful integration efforts are material to Oracle’s ability to successfully integrate Siebel Systems given that the culture, the customers, the suppliers and the information systems of Siebel Systems are different from those of the other companies acquired by Oracle. The Parties also do not believe that Siebel’s acquisition history is material given that the Oracle management team will lead the Siebel Systems integration effort.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Officers and directors of Siebel Systems have certain interests. . . , page 23

20.	Please briefly discuss the different or additional interests of Siebel Systems’ officers and directors. Please also revise your heading and discussion to address how such interests may result in a risk to stockholders of Siebel Systems.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 22 of Amendment No. 1 in response to the Staff’s comment.

Oracle’s incurrence of additional debt to pay the cash portion. . . , page 23

21.	Please discuss any material risk that Oracle may be unable to borrow funds needed for the acquisition of Siebel Systems. Alternatively, tell us in your response letter why you do not believe that a material uncertainty as to availability of financing exists, or why you will be able to finance the transaction internally.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 22 of Amendment No. 1 in response to the Staff’s comment.

The mergers could cause Siebel Systems and Oracle to lose key personnel. . . , page 24

22.	To the extent material, please update your disclosure to discuss any personnel losses or actual impact on either company’s ability to recruit as a result of the proposed merger.

Response: With respect to Siebel Systems, the Parties have revised the text of the Proxy Statement/Prospectus at page 23 of Amendment No. 1 in response to the Staff’s comment.

With respect to Oracle, to its knowledge as of the date of this letter, Oracle has not experienced any material loss of personnel or material difficulty in recruiting new employees as a result of the proposed merger.

General customer uncertainty related to the mergers. . . , page 24

23.

To the extent material, please update your disclosure to discuss the actual impact the announcement of the proposed merger has had with respect to customer decisions to purchase products from Siebel Systems or Oracle. We further note your discussion on page 32 as to the countervailing

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

factors and risks considered by the board of directors of Siebel Systems particularly the factor concerning the “potential loss of one or more large customers as a result of any such customer’s unwillingness to do business with the combined company.” Please disclose the basis for this countervailing factor and whether such an event has occurred or the likelihood that it may occur. Please discuss any specific circumstances that raise this concern.

Response: With respect to Siebel Systems, to its knowledge as of the date of this letter, Siebel Systems is not aware of any material adverse effect regarding customer decisions to purchase products from Siebel Systems as a result of the announcement of the proposed merger or the loss of any large customers as a result of any such customer’s unwillingness to do business with the combined company.

With respect to Oracle, to its knowledge as of the date of this letter, Oracle is not aware of any material change in revenues resulting from customer decisions to purchase products from Oracle as a result of the announcement of the proposed merger or the loss of any large customers as a result of any such customer’s unwillingness to do business with the combined company.

24.	In the recent Forms 10-K for Oracle and Siebel Systems, we note risk factor discussion of risks in connection with the conduct of business generally related to relationships with distribution channels and, in the case of Siebel Systems, vendors. Please advise us if the merger transaction poses any risks related to the distribution channels and resellers that warrant discussion in this section. If so, please revise as appropriate.

Response: With respect to Siebel Systems, to its knowledge as of the date of this letter, Siebel Systems is not aware of any actual material risks to its distribution channels posed by the proposed merger transaction.

With respect to Oracle, to its knowledge as of the date of this letter, Oracle is not aware of any actual material risks to its distribution channels posed by the proposed merger transaction.

Cautionary Statement Regarding Forward-Looking Statements, page 26

25.

Please reconcile the claim of the statutory safe harbor, expressed in the second sentence of the first paragraph, with the text of Section 27A(b)(2)(D) of the Securities Act. Because Ozark Holdings is not a reporting company and the transaction you are registering is its initial

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

public offering, please revise so that the prospectus text is consistent with the statutory provision cited above.

Response: The Parties advise the Staff that New Oracle is claiming the statutory safe harbor under Section 27A of the Securities Act. The Parties assert that the transaction is not an initial public offering of New Oracle, but rather a registration in connection with the proposed transaction by the successor registrant of Oracle and Siebel Systems, each of which are, and will be immediately prior to the consummation of the transaction, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. In analogous situations, the Staff has taken the position that a successor issuer may use the prior reporting history and status of its subsidiaries in holding company transactions. See e.g. AT&T Comcast, supra, AOL Time Warner, supra, NSTAR, supra, Halliburton, SEC No-Action Letter (December 11, 1996), Northwest Airlines, SEC No-Action Letter (December 16, 1998), World Access, SEC No-Action Letter (October 28, 1998) and Rouge Steel, SEC No-Action Letter (April 22, 1997).

The Proposed Transaction, page 27

26.	We note your discussion of events that resulted in the transaction as well as the factors considered by Siebel Systems’ board of directors in unanimously approving the merger. Pursuant to Item 4(a)(2) of Form S-4, please discuss the reasons of Siebel Systems and Oracle for engaging in the transaction. Please discuss management’s view of the benefits of the transaction on the financial condition, results of operations and business of and the prospects for Siebel Systems compared to continuing as an independent company or other strategic alternatives.

Response: With respect to Siebel Systems, the Parties have revised the text of the Proxy Statement/Prospectus at page 30 of Amendment No. 1 in response to the Staff’s comment.

With respect to Oracle, the Parties believe that Oracle’s reasons for engaging in the transaction are not material to Siebel Systems’ stockholders in their evaluation of the transaction and such disclosure is not necessary for Oracle stockholders since a vote of the Oracle stockholders is not required under applicable law to approve the transaction.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Background of the Transaction, page 27

27.	Please elaborate on the reasons for and circumstances behind Siebel Systems’ decision to consider various strategic opportunities from time to time over the past several years.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 26 of Amendment No. 1 in response to the Staff’s comment.

28.	We note your disclosure of the interest shown in April and May 2005 by a potential acquisition group in acquiring Siebel Systems. Please elaborate on how the discussions with the acquisition group were initiated. We note your prior disclosure that subsequent to the start of discussions with the acquisition group Siebel Systems engaged Goldman Sachs in May 2005 in connection with a possible sale. We further note that the discussions with Oracle appear to have been initiated by Oracle. Please address whether the engagement of Goldman Sachs and the continuing engagement of Perseus resulted in any other interest to acquire Siebel Systems during 2005.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 26 of Amendment No. 1 in response to the Staff’s comment.

29.	We note your disclosure that at various times from August 12, 2005 through the execution of the merger agreement, the parties and their advisors discussed the terms and structure of the proposed transaction and that counsel for the parties at various times from August 19, 2005 to the execution of the merger agreement negotiated the terms of the merger agreement and the related documents and agreements. We further note your disclosure that counsel for Siebel Systems had discussed such terms as presented in the various agreements with the board of directors for Siebel Systems. Please revise your disclosure to discuss how the material terms of the transaction were negotiated and how such negotiations affected the economic and business terms of the transaction. As currently presented, it appears that the price was the overwhelming material deal term subject to the negotiations. Please address other terms, if any, that were of material concern to the parties in the negotiation process.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 28 of Amendment No. 1 in response to the Staff’s comment.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

30.	We note several instances in your discussion in which Siebel Systems’ board of directors or executive committee made determinations with respect to the proposed transaction with Oracle. For example, the executive committee and board of directors on August 12 and 14, 2005, respectively, determined that Siebel Systems should continue to engage in discussions with Oracle. On September 6, 2005, the executive committee determined that discussions with Oracle should end as a result of a price of $10.50 per share. There were subsequent determinations by the board of directors to continue negotiations at $10.75 and $10.67 per share on September 10 and 11, 2005, respectively. Please discuss the basis for and circumstances involved in the determinations made by Siebel Systems’ board of directors and executive committee.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 29 of Amendment No. 1 in response to the Staff’s comment.

Factors Considered by the Siebel Systems Board of Directors, page 31

31.	Please further explain in your disclosure how the voting agreement by Mr. Siebel and affiliates representing approximately seven percent of the total votes required to approve the merger was considered by Siebel Systems’ board of directors as generally supporting its decision to approve the transaction with Oracle.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 31 of Amendment No. 1 in response to the Staff’s comment.

Opinion of Siebel Systems’ Financial Advisor, page 33

32.

We note your statement on page 41 that the summary “does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety.” The description of the analyses performed by Goldman Sachs should be materially complete without reference to any formal document you attach as an exhibit. In this regard, please revise this section to include all material information regarding the analyses undertaken, factors considered and fairness determination made by Goldman Sachs. Please also modify your statement that your disclosure is “qualified in its entirety” accordingly. Please review your registration statement for any similar disclaimers and revise in light of this comment accordingly. For

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

example, we note a similar disclaimer with respect to the description of the merger agreement.

Response: The Parties have revised the text of the Proxy Statement/Prospectus throughout Amendment No. 1 in response to the Staff’s comment.

33.	Please provide us with all materials presented to Siebel Systems’ board of directors and/or executive committee by its financial advisors including any board books. We also note that certain projections and internal information was provided to Goldman Sachs. Please ensure that you provide us with copies of these materials as well.

Response: In response to the Staff’s request, on November 21, 2005, Siebel Systems supplementally provided the Staff a hard copy of the “board book” prepared by Goldman Sachs and presented to the Siebel Systems board of directors on September 11, 2005. This board book supersedes the draft versions of it presented to the board on occasions prior to September 11, 2005. Siebel Systems advises the Staff that no drafts of any fairness opinion were provided to the Siebel Systems board of directors. Siebel Systems will also supplementally provide to the Staff a copy of the projections provided by Siebel Systems to Goldman Sachs.

In addition, on November 21, 2005, the Parties provided a copy of the materials presented to the Siebel Systems board of directors and to the executive committee by Goldman Sachs and Perseus, including the projections and internal information provided by Siebel Systems to Goldman Sachs.

34.	With respect to each analysis undertaken by Goldman Sachs, please disclose the material assumptions and estimates used for the analysis, as applicable. For example, estimates of future results figured in several analyses have not been disclosed in your discussion.

Response: With respect to the Staff’s request for disclosure of the material assumptions used for each analysis as applicable, the Parties have revised the disclosure to comply with the Staff’s request.

With respect to the Staff’s comment relating to disclosure of the estimates of future results provided by Siebel Systems’ management and estimates available from IBES, the Parties supplementally advise the Staff that any estimates or other financial forecasts provided to Goldman Sachs are material to an investment decision only to the extent that such estimates flow though the financial analyses underlying Goldman Sachs’ fairness opinion, which are already described in the Proxy Statement/Prospectus. The Parties further supplementally advise the Staff that the estimates from Siebel Systems’ management that were considered by

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Goldman Sachs in reaching its opinion constitute raw information that was not prepared for public disclosure. Most of the assumptions underlying such estimates are not quantifiable and to a large extent involve the qualitative judgment of management about matters that are beyond Siebel Systems’ control, such as predictions about the economy, the future competitive environment and government activities to name just a few such matters. Taken out of context and without quantifiable assumptions, these estimates from Siebel Systems’ management and the IBES estimates might be confusing.

35.	With respect to the implied transaction multiples analysis, please explain in your disclosure how the multiples derived by Goldman Sachs facilitated their fairness evaluation of the transaction. As currently disclosed, there does not appear to be any contextual reference or other discussion to explain the significance of the multiples that were derived.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 34 of Amendment No. 1 in response to the Staff’s comment.

36.	Please disclose the cash amount and number of shares outstanding used by Goldman Sachs to derive the net of cash assumptions in their historical stock trading analysis. In addition, please elaborate on the significance of the net of cash analysis to investors.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 35 of Amendment No. 1 in response to the Staff’s comment.

37.	With respect to the selected companies analysis, please further discuss the basis for the determination by Goldman Sachs that the public software industry companies used in their analysis have similar operations to Siebel Systems.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 36 of Amendment No. 1 in response to the Staff’s comment. Additionally, the Parties respectfully advise the Staff that Goldman Sachs believes that inclusion of companies that are not generally comparable to Siebel Systems was inappropriate in Goldman Sachs’ judgment; no specific quantitative or qualitative standards were applied.

38.

We note the various LTM Revenue, NTM Revenue and NTM P/E multiples derived in the analysis of selected transactions undertaken by Goldman Sachs. Please provide additional disclosure as to how such multiples

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

relate to the fairness determination made by Goldman Sachs for the Siebel Systems transaction.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 39 of Amendment No. 1 in response to the Staff’s comment.

39.	In your tabular presentation of the premiums paid for the selected transactions, please present the premiums paid information for the Siebel Systems transaction. We note the prior discussion of the historical stock trading analysis undertaken by Goldman Sachs. Please also discuss the conclusion(s) of Goldman Sachs in light of the lower premiums for the subject transaction when compared to the mean and median premiums for the selected transactions. Further, please include here or elsewhere in your disclosure how the board of Siebel Systems considered and assessed this lower premium.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 39 of Amendment No. 1 in response to the Staff’s comment and have included additional disclosure that reflects the premiums derived from the undisturbed, 5-day prior, 10-day prior and 20-day prices.

With respect to the Staff’s third and fourth sentences of this comment, the Parties respectfully advise the Staff that Goldman Sachs did not reach a particular conclusion as to fairness with respect to the findings of any one analysis; instead Goldman Sachs made qualitative judgments as to the significance of the results of all the analyses performed. In arriving at its opinion that the stock consideration and the cash consideration to be received by the holders of Siebel Systems common stock, taken in the aggregate, are fair, from a financial point of view, to such holders, Goldman Sachs considered these analyses as a whole, without selecting portions thereof, irrespective of the results from particular analyses. As stated on page 40, Goldman Sachs also believes that selecting portions of its analyses, including providing a conclusion regarding the fairness implications of any particular analysis, could create an inappropriate view of the manner in which it reached its conclusion.

As set forth in the disclosure entitled “Factors Considered by the Siebel Systems Board of Directors” in Amendment No. 1, the Siebel Systems board of directors considered the overall opinion of Goldman Sachs with respect to the fairness, from a financial point of view, of the stock and cash consideration to the holders of Siebel Systems common stock based on a single conclusion as to fairness arising from all of the analyses in their entirety.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

40.	It appears that the pro forma merger analysis undertaken by Goldman Sachs involved analyses for both calendar years 2005 and 2006. Your disclosure, however, appears to suggest that Goldman Sachs only undertook an analysis with respect to calendar year 2006. Please revise as appropriate. Further, please disclose the specific results from the analysis and discuss in understandable terms how the analysis and results contributed to the fairness determination by Goldman Sachs.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 39 of Amendment No. 1 to clarify that the analyses are for both calendar years 2005 and 2006 in response to the Staff’s comment. The Parties respectfully direct the Staff’s attention to the existing disclosure on page 39, which reads in relevant part that “Based on these analyses, the proposed Siebel Systems merger would be:

•	dilutive to Oracle’s cash earnings per share in calendar years 2005 and 2006 using the IBES estimates . . .and

•	dilutive to Oracle’s cash earnings per share in calendar year 2005 and accretive to Oracle’s cash earnings per share in calendar year 2006 using Siebel Systems management estimates. . .”

With respect to the Staff’s last sentence in this comment, the Parties respectfully advise the Staff that Goldman Sachs did not reach a particular conclusion as to fairness with respect to the findings of any one analysis; instead Goldman Sachs made qualitative judgments as to the significance of the results of all the analyses performed.

41.	Please explain how the contribution analysis facilitated the fairness determination by Goldman Sachs. Please further clarify in understandable terms the difference and purpose of the two analyses undertaken by Goldman Sachs as represented by the two tables in your disclosure.

Response: The Parties have revised the disclosure to comply with the Staff’s request to clarify that the first table measures Siebel Systems’ contributions of the identified income statement items (i.e., revenue, operating income and cash net income) as compared against the relative portion of the combined company’s outstanding equity that former holders of the Siebel Systems common stock would hold, assuming for illustrative purposes an all-stock consideration transaction. The Parties have also revised the second table to clarify that, unlike the first table, it measures Siebel Systems implied equity contribution to the combined company as compared against the relative portion of

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

the combined company that former holders of Siebel Systems common stock would hold, subject to the aforementioned assumption.

42.	Please describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Goldman Sachs and Siebel Systems. Please see Item 4(b) of Form S-4 and Item 1015 of Regulation M-A for additional guidance.

Response: The Parties respectfully direct the Staff’s attention to the third full paragraph on page 41, which is intended to comply with Item 1015 of Regulation M-A.

We supplementally advise the Staff that there have been no material relationships that existed during the past two years or is mutually understood to be contemplated and there has been no compensation received or to be received as a result of the relationship between Goldman Sachs and Siebel Systems, other than in connection with the proposed Siebel Systems-Oracle merger.

Interests of Certain Persons in the Siebel Systems Merger

Offer Letter of Employment with George T. Shaheen, page 44

43.	We note your summary of the terms of Mr. Shaheen’s offer letter of employment. Please disclose the interests of Mr. Shaheen as a result of the merger with Oracle. Please discuss whether Mr. Shaheen will be employed by Oracle after the transaction and the actual payments contemplated to be paid to Mr. Shaheen. Please also discuss whether the two-year consulting agreement discussed in your disclosure will be afforded to him and, if so, the material terms of such agreement. If he is terminated as a result of the merger, please also clarify whether his options will terminate one-year following the termination of his employment or whether they will terminate 90 days after the termination of his consulting agreement as with the terms of Mr. Siebel’s options.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 44 of Amendment No. 1 in response to the Staff’s comment.

Change in Control Arrangements, page 45

44.	Please disclose the actual amounts and shares subject to stock awards that each executive officer may be entitled to pursuant to the executive

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

retention plan. Please also clarify whether the executive officers you list in this section will be employed after the merger. If not, please also clarify whether the severance benefits under the executive retention plan are applicable with respect to the termination of such officer.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at pages 45 and 46 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 57

45.	We note that you have not yet completed your assessment of potential restructuring costs and that the effect of any restructuring activities is not reflected in your pro forma financial statements. Please describe to us the current status of your assessment and explain how it corresponds to your current disclosure. Explain to us whether you are able to provide any additional disclosure to help readers understand your current expectations such as details regarding the nature of the restructuring activities and an estimated range of potential costs. If you are unable to provide any additional information, please explain why and revise your disclosures to indicate when you expect such information to be available.

Response: As described in the Proxy Statement/Prospectus, Oracle expects to incur restructuring charges in connection with the merger. Oracle expects these charges to include costs for severance, costs to vacate facilities and costs to exit or terminate other duplicative activities. Oracle anticipates that it will incur restructuring costs related to the pre-merger operations of both Siebel Systems and Oracle.

At this time, Oracle is unable to provide an estimated range of potential restructuring costs. Oracle’s ability to access information about Siebel Systems and assess potential restructuring costs and activities prior to the completion of the acquisition is constrained by applicable antitrust and competition laws in the United States and abroad. Once Oracle has adequate information, Oracle will quantify a potential range of the restructuring program costs and will provide such disclosure in its future reports filed under the Exchange Act. Oracle expects to be in a position to quantify the estimated restructuring charges upon completion of the acquisition of Siebel Systems, as described in the pro forma financial statements on page 59 of Amendment No. 1.

46.

Please revise to present amortization of developed technology subject to SFAS 86 as cost of revenue. In addition, explain why similar amortization charges have not been presented as cost of revenue within the statements

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

of operations in Oracle’s Form 10-K for the year ended May 31, 2005. See Question 17 of the SFAS 86 Implementation Guide.

Response: Oracle advises the Staff that amortization of developed technology for fiscal 2005, 2004 and 2003 was $59 million, $13 million and $22 million, respectively. Additionally, other direct costs of revenues, which represent documentation and media charges, were $11 million, $12 million and $15 million in fiscal 2005, 2004 and 2003, respectively. The combined charges represent less than 1% of total operating expenses. The pro forma amortization of developed technology for fiscal 2005 is $226 million and includes an additional $95 million of annual amortization from the Siebel acquisition, as well as an additional $72 million of amortization from the PeopleSoft acquisition (for the seven months ended December 28, 2004). Pro forma amortization of developed technology represents less than 2% of pro forma total operating expenses in fiscal 2005. Oracle believes that these amounts are not significant and that it is not necessary to reclassify such amounts in its historical statements of operations or the pro forma statements of operations. If the amount of amortization of developed technology becomes significant, Oracle will present the cost of licenses, including the amortization of developed technology, separately in future filings.

47.	Please revise to disclose the basis for your allocation of the purchase price to the approximately $1.7 billion of intangible assets. Include in your revised disclosure the significant assumptions used and the basis for your estimated useful lives.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 68 of Amendment No. 1 in response to the Staff’s comment.

48.	We note that you indicate the actual purchase price allocation will be based on a final valuation. If the information presented continues to be based upon preliminary valuation estimates and the amounts could differ materially from those reflected in the pro forma financial statements provided, revise to provide a sensitivity analysis that quantifies the impact changes in the final valuation may have on your pro forma financial statements.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page 68 of Amendment No. 1 in response to the Staff’s comment.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

49.	Please explain to us why you have used the trading price of Oracle’s common stock as of September 12, 2005 in calculating the purchase consideration. Address how you expect to apply paragraph 7 of EITF 99-12 and explain to us why a more recent trading price would not be more appropriate.

Response: Oracle used the closing price of Oracle common stock on September 12, 2005, the announcement date of the proposed transaction. Oracle selected the September 12, 2005 date for convenience as the actual common stock price to be used is not yet known. Oracle advises the Staff that sensitivity analyses on changes to the conversion ratio and the associated effect on the estimated New Oracle shares that would be issued have been disclosed on page 66 of the pro forma financial statements. Additionally, disclosure as to the effect on pro forma earnings per share is included in the Proxy Statement/Prospectus based on our response to comment 16.

Oracle expects to apply the provisions of paragraph 7 of EITF 99-12 when computing the actual conversion ratio as of the acquisition date. The merger agreement defines the “Average Oracle Stock Price” to be used to compute the conversion ratio and number of shares to be exchanged in the transaction as the greater of (i) the average closing price of Oracle Common Stock on the NASDAQ Stock Market over the ten trading days immediately preceding (but not including) the date on which the Siebel Systems merger becomes effective or (ii) $10.72.

50.	Please explain to us why you believe that it is appropriate to reduce historical revenues to account for purchase accounting adjustments related to deferred revenue (adjustments (I) and (N)). Specifically, explain to us why you believe each of these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.

Response: Oracle believes that the adjustments to software license updates and product support revenues are appropriate based on the criteria in Rule 11-02(b)(6) of Regulation S-X. Oracle believes the deferred revenue fair value adjustments and effect on revenues are directly related to the transaction and are factually supportable. Furthermore, Oracle believes that the deferred revenue adjustment will have a continuing effect on revenues, as defined in the SEC Staff Training Manual. Per Topic Three (II)(C)(4)(a)(1) of the SEC Staff Training Manual, material nonrecurring charges should not be included in the pro forma financial statements to the extent they are recognized within one year of the transaction date. As certain software license updates and product support deferred revenue balances acquired in the PeopleSoft transaction will be recognized for periods greater than one year, Oracle believes that the adjustments are not considered nonrecurring. However, for Siebel Systems, substantially all deferred

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

revenue balances will be recognized within one year based on deferred revenue balances in Siebel Systems’ Form 10-Q for the quarter ended June 30, 2005. Oracle contemplated whether the revenue adjustment for Siebel Systems should not have been included given the adjustment related to a period less than twelve months; however, Oracle decided to present a similar revenue adjustment for consistency with the PeopleSoft transaction. Further, Oracle considered the possibility that readers of the pro forma financial statements might be confused by the presence of an adjustment to revenue for the PeopleSoft transaction with no similar adjustment for the Siebel transaction.

51.	We note your disclosure indicating that adjustments were not made in order to conform Siebel Systems’ accounting policies. Please tell us whether you considered any such adjustments and describe your evaluation of Siebel Systems’ accounting policies as compared to Oracle.

Response: Oracle considered whether any adjustments should be made to the pro forma financial statements to conform Siebel Systems accounting policies to Oracle accounting policies. Based on the limited discussions to date with the management and auditors of Siebel Systems (as described in response to comment 45) and a review of certain transaction-related documents, Oracle does not believe any adjustments to conform accounting policies were required in the pro forma financial statements.

Merger Agreement

Transaction Consideration, page 72

52.	Please disclose the reason(s) for the agreement among the parties that shares of New Oracle will only be issued for up to 30 percent of Siebel Systems common stock. Please also provide the reason(s) for the six percent threshold as to whether the transaction will be restructured as a merger solely for cash consideration.

Response: The Parties have revised the text of the Proxy Statement/ Prospectus at page 74 of Amendment No. 1 in response to the Staff’s comment.

Description of Oracle Capital Stock

Oracle Preferred Stock, page 93

53.	Please elaborate on the purpose and plan(s) for the Series B preferred stock.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Response: As disclosed on page 96 of Amendment No. 1, the Series B stock was issued as part of an internal corporate restructuring related to the integration of PeopleSoft, Inc. In addition, in response to the Staff’s comment, the Company has revised the Proxy Statement/Prospectus at page 96 of Amendment No. 1 to clarify the plans for the Series B preferred stock.

54.	It appears that a discussion of the preferred stock subject to Oracle’s stockholder rights plan should be made in this section. Please revise or advise us otherwise.

Response: The Parties have revised the text of the Proxy Statement/ Prospectus at page 96 of Amendment No. 1 in response to the Staff’s comment.

Where You Can Find More Information, page 96

55.	Please advise us of the manner in which you are providing the information required by Part B of Form S-4 and the basis for your belief that Ozark Holding may incorporate by reference filings made by Oracle. Please also advise us of the basis for your ability to incorporate your future filings per your statement at the bottom of page 96. Tell us how you intend to update the information in your registration statement with respect to any future filings by Oracle and Siebel Systems.

Response: New Oracle advises the Staff that, as noted elsewhere in this letter, New Oracle is relying on similar positions taken by the Staff in which a successor registrant took into account the prior reporting history and status of its subsidiaries in similar holding company transactions. See AT&T Comcast, supra, AOL Time Warner, supra, NSTAR, supra, Halliburton, supra, Northwest Airlines, supra, World Access, supra and Rouge Steel, supra.

56.	We note that several Forms 8-K filed subsequent to the end of the applicable last fiscal year for both Oracle and Siebel Systems have not been incorporated by reference. We also note that subsequent to your filing of this registration statement Oracle and Siebel Systems made additional filings under the Exchange Act. Please revise to incorporate by reference all filings required by Items 11 and 15 of Form S-4.

Response: The Parties have revised the text of the Proxy Statement/ Prospectus at page 98 of Amendment No. 1 in response to the Staff’s comment.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Item 21.	Exhibits.

57.	Please file all necessary exhibits pursuant to Item 601 of Regulation S-K. We note, for example, that your charter and bylaws have not been filed.

Response: In response to the Staff’s comments, New Oracle has filed its charter and bylaws to Amendment No. 1 as Exhibits 3(a) and 3(b), respectively. The Parties advise the Staff that, as discussed in the Parties’ response to comment 14, the New Oracle charter and bylaws will be amended at the effective time of the transaction to be substantially identical to that of Oracle’s charter and bylaws immediately prior to the transaction.

58.	We note that counsel has limited the form of legal opinion regarding the validity of the securities being registered to, among other things, the General Corporation Law of the State of Delaware. Please confirm to us in writing that such reference in the prospective opinion to the General Corporation Law of Delaware encompasses the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Response: The Parties confirm to the Staff that the reference to the DGCL in the Davis Polk & Wardwell form of legal opinion regarding the validity of the securities to be registered encompasses the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws.

59.	Further, with respect to counsel’s form of legal opinion on the validity of the securities being registered, counsel should remove the qualification that the opinion is “furnished solely for use in connection with the Mergers.” Item 601 (b)(5)(i) of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered. As it is currently qualified, counsel’s prospective opinion is limited solely to your subsidiaries’ mergers with and into Oracle and Siebel Systems.

Response: The Parties have revised the text of the Davis Polk & Wardwell form of legal opinion in response to the Staff’s comment.

60.

Your filing identifies the current directors of Oracle as persons who are to become the directors of Ozark Holding. Please have Oracle’s directors execute the necessary consents with respect to them being named as prospective directors. Please see Rule 438 under the Securities Act and

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Interpretation B.100 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

Response: In response to the Staff’s comment, the prospective New Oracle directors have executed consents, which are attached as Exhibits 23(f)–23(o) to Amendment No. 1.

Item 22.	Undertakings.

61.	Please provide the undertaking set forth in Item 512(a) under Regulation S-K.

Response: The Parties have revised the text of the Proxy Statement/Prospectus at page II-3 of Amendment No. 1 in response to the Staff’s comment.

Signatures

62.	Please identify the person(s) signing in the capacities of the principal financial officer and the controller or principal accounting officer or, otherwise, have your principal financial officer and controller or principal accounting officer execute the registration statement. Please see the Instructions to Signatures on Form S-4 for additional guidance.

Response: The Parties have revised the text of the Proxy Statement/ Prospectus at page II-5 of Amendment No. 1 in response to the Staff’s comment.

Siebel Systems, Inc.

Form 10-K for the year ended December 31, 2004

Item 9A.	Controls and Procedures, page 68

63.	We note the disclosure on page 70 regarding the effectiveness of Siebel Systems’ disclosure controls and procedures as assessed by its chief executive officer and chief financial officer. We also note, however, the disclosure on page 68 appears to suggest that Siebel Systems’ disclosure controls and procedures are effective but only to the extent of “alerting [Siebel Systems’ officers] on a timely basis to material information related to [Siebel Systems] that is required to be included in reports filed or furnished with the SEC.” Please confirm whether Siebel Systems’ disclosure controls and procedures, as defined in Rule 13a-l5(e) under the Exchange Act, are effective.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Response: Siebel Systems supplementally advises the Staff that its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective. In light of the comment, Siebel Systems will disclose in its subsequent interim reports whether, based on the evaluation by its management, including its Chief Executive Officer and Chief Financial Officer, Siebel Systems’ disclosure controls and procedures are effective to ensure that the material information required to be disclosed by Siebel Systems in such annual report is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and instructions for such interim reports.

64.	We further note the qualifying disclosure regarding the inherent limitations on the effectiveness of the disclosure controls and procedures for Siebel Systems. Please disclose whether Siebel Systems’ disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether Siebel Systems’ chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the qualification to the disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance. Please also respond with respect to Siebel Systems’ disclosure on their disclosure controls and procedures in their subsequent interim reports.

Response: Siebel Systems respectfully advises the Staff that in the Siebel Systems 10-K, Siebel Systems states that “[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” As requested, Siebel Systems advises the Staff that its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were designed to provide reasonable assurance of achieving its objectives as of December 31, 2004. In light of the comment and its review of Section II.F.4 of Release No. 33-8238, Siebel Systems will include in its future interim reports the conclusions of its Chief Executive Officer and Chief Financial Officer that the disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective at a “reasonable assurance” level.

65.

Please note that Item 308 of Regulation S-K requires the disclosure of any change in Siebel Systems’ internal control over financial reporting that occurred during Siebel Systems’ last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The current disclosure states that there were no changes identified in connection with the evaluation that was conducted during the last fiscal quarter. Please advise whether there were any

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

changes during Siebel Systems’ fiscal quarter ended December 31, 2004 that would be required to be disclosed pursuant to Item 308.

Response: Siebel Systems supplementally advises the Staff that there were no changes in its internal controls over financial reporting during its fiscal quarter ended December 31, 2004 that would be required to be disclosed pursuant to Item 308 of Regulation S-K.

Form 10-K for the Fiscal Quarter Ended September 30, 2005

Payroll Taxes

66.	Please explain to us the nature of Siebel Systems’ disagreement with the IRS’ findings related to its payroll tax returns for 1999 through 2001 and indicate the amount that Siebel Systems has accrued. In addition, explain to us how Siebel Systems has complied with the accrual and disclosure provisions of SFAS 5 as they relate to this contingency.

Response: In response to the comment, Siebel Systems has enclosed with this letter a hard copy summary of Siebel Systems’ disagreement with the IRS’ findings relating to Siebel Systems’ payroll tax returns. Included in such summary is the amount that Siebel Systems has accrued and its analysis with respect to compliance with the accrual and disclosure provisions of SFAS 5.

Oracle Corporation

Form 10-K for the year ended May 31, 2005

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

67.	It does not appear that disclosure pursuant to Item 303(a)(4) of Regulation S-K regarding off-balance sheet arrangements has been provided here or in Oracle’s subsequent interim report. Please revise to provide such disclosure or advise.

Response: Oracle supplementally advises the Staff that it has no off-balance sheet arrangements required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K. Oracle will disclose the absence of such arrangements in its future 10-K and 10-Q filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended November 30, 2005.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Acquisition of PeopleSoft and Retek, page 13

68.	Please expand the discussion regarding the acquisition of PeopleSoft and Retek to discuss Oracle’s efforts at integrating the two companies and the effectiveness of such integration efforts.

Response: Oracle respectfully submits that the discussion appearing in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the caption “Acquisition of PeopleSoft and Retek” provides all material information relating to Oracle’s efforts at integrating PeopleSoft and Retek and the effectiveness of such integration efforts. In addition, Oracle has disclosed information relating to specific integration activities in several sections of the Oracle 10-K, as follows.

•	For a discussion of Oracle’s product integration efforts, see “Item 1—Business—Software and Services—Software Business—Project Fusion” on page 4.

•	For a discussion of Oracle’s owned properties that have been vacated as a result of integration activities, see “Item 2—Properties” and Note 14 of notes to consolidated financial statements.

•	For a discussion of integration-related charges pertaining to the costs of terminating employees of acquired companies and of Oracle, see “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition Related Charges” and “—Restructuring”, respectively, and Notes 3 and 4 of notes to consolidated financial statements, respectively.

•	For a discussion of risks related to integration activities, see the risk factors entitled “There are specific risks remaining from the acquisition and integration of PeopleSoft” and “Our Periodic Sales Force Restructurings can be disruptive” in “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors That May Affect Our Future Results or the Market Price of Our Stock”.

Based on the foregoing, Oracle respectfully submits that it has provided all material information concerning its integration activities for PeopleSoft and Retek.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Results of Operations, page 22

69.	The discussion of the results of operations refers to various factors that have impacted several categories of revenues and expenses without quantifying the impact of each factor. For example, Oracle refers to PeopleSoft with respect to revenue changes, but gives no indication as to the relative impact. Please explain to us how Oracle considered Section III.D of Release No. 33-6835.

Response: Oracle respectfully submits that any attempt to quantify the effect of the primary factors identified—PeopleSoft, improved sales force execution, strengthening of its competitive position and a stronger economy—on Oracle’s revenues and expenses would be difficult to do at an acceptable level of accuracy and would not provide meaningful disclosure to investors. As stated at the beginning of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its 10-K, Oracle had completed the substantial majority of planned legal-entity mergers, information system conversions and integration of PeopleSoft’s operations. As a result, the substantial majority of former PeopleSoft sales and services personnel were fully integrated into Oracle’s existing operations, and personnel related costs were not always tracked separately.

Furthermore, beginning in the fourth quarter of fiscal 2005, Oracle managed a substantial majority of its applications business with a single fully integrated sales force. Sales territories were assigned to sales representatives by customer, not by product, and each member of the combined sales force could sell both PeopleSoft and Oracle products. The sales territories were not delineated by Oracle sales personnel or former PeopleSoft personnel. Because it is not possible to determine how much PeopleSoft license revenues would have been realized had the acquisition not occurred, separating PeopleSoft product revenues from overall Oracle product revenues would not provide a meaningful quantification of organic growth versus acquisition-related growth. The rapid integration of PeopleSoft’s operations and systems, made it difficult to produce a meaningful quantification of the relative effect of the two former stand-alone businesses.

For the other factors identified— improved sales force execution, strengthening of its competitive position and a stronger economy—there is no way to quantify the precise effect each factor had on our results.

Notwithstanding the foregoing, Oracle advises the Staff that where Oracle has listed two or more factors as contributing to changes in its revenues or expenses, Oracle has attempted to list the factors in relative order of importance based primarily on management’s judgment. For example, on page 23 of the 10-K,

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Oracle stated that the increase in total revenues was due to incremental PeopleSoft revenues and an increase in sales of products and services resulting from improved sales execution as a result of product specialization, a strengthening in competitive position and a stronger economy, particularly in the United States.

Oracle advises the Staff that it has considered Section III.D of Release No. 33-6835 and for the foregoing reasons believes that its disclosure is appropriate.

Supplemental Non-GAAP Financial Measures, Page 24

70.	We note that Oracle presents “Non-GAAP Net Income” that excludes charges that either have recurred or could be reasonably expected to recur. Oracle’s disclosure regarding this non-GAAP measure appears overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes “core” performance. As a result, it does not appear that Oracle has met the “difficult” disclosure burden imposed by Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) in explaining why this measure is useful to investors. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering Oracle’s employees equity instruments appears to be a key incentive offered in the achievement of Oracle’s goals as an organization. Please explain to us in detail how Oracle has complied with Question 9 of the FAQ and Items 10(e)(l)(i)(C) and (D) of Regulation S-K. Address each exclusion or adjustment separately. As a related matter, explain how Oracle considered this guidance as it relates to Oracle’s earnings releases furnished on Form 8-K.

Response: Oracle acknowledges that the supplemental non-GAAP financial measures disclosed in the Oracle 10-K eliminate charges, such as amortization of intangible assets and stock-based compensation, that are recurring expenses. Oracle further acknowledges that labeling recurring items as non-recurring is impermissible under Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). However, Oracle has not labeled any of the charges excluded from GAAP net income as non-recurring. Oracle respectfully directs the Staff to the answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ), which states that “there is no per se prohibition against

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

removing a recurring item” so long as a company demonstrates the usefulness of the supplemental non-GAAP financial measure.

Oracle believes that the non-GAAP financial information included in the Oracle 10-K is useful to investors. Amortization of intangible assets and stock-based compensation are both non-cash charges. The exclusion of these items from net income enables Oracle management and investors to evaluate Oracle’s cash earnings and performance. In addition, these expenses were both incurred in connection with acquisitions. As stated in the Oracle 10-K, the exclusion of acquisition-related expenses and purchase accounting adjustments enable Oracle management and investors to evaluate Oracle’s baseline performance. The non-GAAP financial information has been particularly useful over the past year because it allows investors and management to better understand the underlying operational results and trends of Oracle’s business during a time of significant change. Investors have been explicit in communicating that, at least in part, they view and monitor Oracle’s business in this manner. In additional, Oracle management regularly uses the supplemental non-GAAP financial information internally to understand, manage and evaluate its business and make operating decisions. Management also uses this information in its budgeting and forecasting activities. The non-GAAP financial information is also important because executive compensation is based in part on the performance of the business based on these non-GAAP measures.

Item 10(e)(1)(i)(C) requires disclosure of the reasons why management believes the non-GAAP financial measure provides useful information to investors regarding the registrant’s results of operations. Oracle believes that it is has complied with this disclosure requirement by stating in the Oracle 10-K that the non-GAAP results are an “indication of [its] baseline performance before the effects of business combination adjustments and other charges that are considered to be outside of [its] core business segment operational results.” Item 10(e)(1)(i)(D) requires disclosure of the additional purposes for which management uses the non-GAAP financial measure. Oracle believes that it is has complied with this disclosure requirement by stating in the Oracle 10-K that the non-GAAP results “are among the primary indicators management uses as a basis for planning and forecasting of future periods.”

Oracle considered the above when it furnished its earnings releases on Form 8-K.

Restructuring, page 34

71.	We note that Oracle recorded a $147 million restructuring charge in 2005 and that Oracle plans to record additional charges in connection with the

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

proposed acquisition of Siebel Systems. Please tell us how Oracle has considered disclosing the events that led to the decision to restructure and the effects that the plan will have on future operations. See SAB Topic 5.P.4.

Response: Oracle’s decision to restructure is directly related to the PeopleSoft acquisition and other smaller acquisitions. Oracle management initiated plans to restructure the pre-merger operations of both Oracle and PeopleSoft to eliminate certain duplicative activities, focus on strategic product and customer bases and reduce the combined cost structure. With respect to other acquisitions, Oracle’s restructuring plans eliminate duplicative facilities and personnel, primarily with respect to general and administrative functions. The foregoing information is included in Note 3 of notes to Oracle’s consolidated financial statements. Note 3 also discloses the effect Oracle’s restructuring plans will have on future operations. Oracle notes that SAB Topic 5.P.4 recommends disclosure of the foregoing information “in either MD&A or the financial statements.” In addition, Oracle believes that it is clear from the context of the MD&A that its restructuring charges were related to its acquisition activities. For example, on page 25, Oracle listed the $147 million restructuring charge as one of several significant expenses incurred in connection with acquisitions.

Provision for Income Taxes, page 36

72.	We note that Oracle presents its effective tax rate excluding significant items. This appears to be a non-GAAP measure. Please tell us how Oracle has considered the requirements of Item 10(e)(1) of Regulation S-K.

Response: Oracle respectfully submits that it disclosed its effective tax rate, exclusive of significant items, for comparative purposes only. The effective tax rate for 2005 was affected by several events that did not occur in prior periods. These events included the settlement of several tax audits, a dividend paid pursuant to the Jobs Creation Act of 2004 and events related to the PeopleSoft transaction. Accordingly, Oracle believes its disclosure is appropriate.

Oracle advises the Staff that it does not use the tax rate before significant items as a non-GAAP performance measure and does not encourage investors to use it for that purpose.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Quarterly Results of Operations, page 40

73.	Please explain to us how Oracle has complied with Item 302(a)(l) of Regulation S-K that requires you to present gross profit within selected quarterly financial data.

Response: Oracle does not present gross profit in its consolidated statements of operations, as permitted by generally accepted accounting principles. Accordingly, to be consistent with the consolidated statement of operations, Oracle has not historically presented gross profit within selected quarterly financial data. Oracle believes it is appropriate to exclude gross profit from its selected quarterly financial data and requests the Staff to advise Oracle of whether this is acceptable.

Factors That May Affect Our Future Results or the Market Price of Our Stock, page 42

74.	Please note the applicability of our following comments regarding Oracle’s risk factor discussion to the similar discussion in Oracle’s subsequent interim report.

Response: Oracle acknowledges the Staff’s comment.

PeopleSoft’s Customer Assurance Program may expose us to substantial liabilities, Page 44

75.	Please elaborate further on the CAP. In particular, please discuss the certain business actions Oracle is required to take under the CAP and disclose the fixed period of time subsequent to the acquisition of PeopleSoft that Oracle has to take such actions. In addition, elaborate on Oracle’s plan to address the CAP such as whether Oracle intends to take the required actions under the CAP. Please discuss any other material terms of the CAP.

Response: Oracle advises the Staff that Note 17 of notes to consolidated financial statements provides extensive detail of the CAP, including the business actions Oracle is required to take under the CAP and Oracle’s intention to avoid triggering the penalty provisions of the CAP. As disclosed in footnote 17, Oracle has publicly stated that customers will receive updates for as long as they continue to purchase software support and that Oracle intends to provide a level of support services that would not trigger the penalty provisions under the requirements of the CAP. Oracle respectfully submits, however, that it would be inappropriate to include the foregoing statement in the CAP risk factor because

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

the statement mitigates the risk discussed in the risk factor, which we believe is inappropriate in the context of a risk factor. Oracle plans to expand the disclosure of the PeopleSoft Customer Assurance Program (CAP) as requested by the Staff in its future filings, beginning with its Form 10-Q for the quarter ended November 30, 2005. Below is the above-referenced risk factor, with Oracle’s proposed modifications underlined in bold:

“PeopleSoft’s Customer Assurance Program may expose us to substantial liabilities if triggered. In June 2003, in response to our tender offer, PeopleSoft implemented what it referred to as the “customer assurance program” or “CAP”. The CAP incorporated a provision in PeopleSoft’s standard licensing arrangement that purports to contractually burden Oracle, as a result of its acquisition of PeopleSoft, with a contingent obligation to make payments to PeopleSoft customers should Oracle fail to take certain business actions for a fixed period of time subsequent to the acquisition. The payment obligation, which typically expires four years from the date of the contract, is fixed at an amount generally between two and five times the license and first year support fees paid to PeopleSoft in the applicable license transaction. This purported obligation was not reflected as a liability on PeopleSoft’s balance sheet as PeopleSoft concluded that it could be triggered only following the consummation of an acquisition. PeopleSoft used six different standard versions of the CAP over the 18-month period commencing June 2003. PeopleSoft ceased using the CAP on December 29, 2004, the date on which we acquired our controlling interest in PeopleSoft. We have concluded that, as of the date of the acquisition, the penalty provisions under the CAP represented a contingent liability of Oracle. The aggregate potential CAP obligation as of November 30, 2005 was $3.5 billion. Unless the CAP provisions are removed from these licensing arrangements, we do not expect the aggregate potential CAP obligation to decline substantially until fiscal year 2008 when these provisions begin to expire. The last CAP will expire on December 31, 2008. We have not recorded a liability related to the CAP, as we do not believe it is probable that our post-acquisition activities related to the PeopleSoft product line will trigger an obligation to make any payment pursuant to the CAP.

In addition, while no assurance can be given as to the ultimate outcome of litigation, we believe we would also have substantial defenses with respect to the legality and enforceability of the CAP contract provisions in response to any claims seeking payment from Oracle under the CAP terms. While we have taken extensive steps to assure customers that we intend to continue developing and

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

supporting the PeopleSoft line of products, PeopleSoft customers may assert claims for CAP payments.”

Charges to earnings resulting from past acquisitions. . .. , page 46

76.	In this risk factor discussion, please quantify any material charges to earnings that Oracle has incurred as a result of recent past acquisitions.

Response: In future filings, Oracle will quantify the material charges to earnings incurred as a result of recent acquisitions. However, Oracle advises the Staff that charges to earnings for future acquisitions may differ substantially from historical amounts and will depend on the timing and size of future acquisitions and the extent of integration activities. Oracle will include the following additional paragraph in the above-mentioned risk factor:

“We have incurred charges to earnings associated with our recent acquisitions of $599 million for the fiscal year ended May 31, 2005 and $171 million for the three months ended August 31, 2005 on a pre-tax basis. Charges to earnings associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to earnings in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities. Our Supplemental Non-GAAP Financial Measures beginning on page 24 of the Oracle 10-K provides additional information about charges to earnings associated with our recent acquisitions.”

Our sales to government clients subject us to risks. . . , page 49

77.	Please disclose the portion of Oracle’s revenues that are derived from contracts with the U.S., state and local governments. Please also disclose whether any such contracts have resulted in civil or criminal penalties or administrative sanctions.

Response: Oracle advises the Staff that, to date, revenues from U.S., state and local governmental agencies have been immaterial. Further, no administrative sanctions or penalties have been levied under U.S., state or local government contracts. Oracle believes, however, that it is appropriate to include the above-referenced risk factor due to the highly politicized nature of government contracts, as well as the potential risk that a default under a particular government contract could preclude the company from selling to the government in the future.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Item 9A.	Controls and Procedures, page 53

78.	We note the qualifying disclosure regarding the inherent limitations on the effectiveness of the disclosure controls and procedures for Oracle. Please disclose whether Oracle’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether Oracle’s chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the qualification to the disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance. Please also advise us of the design and effectiveness of Oracle’s disclosure controls and procedures as of August 31, 2005 in light of this comment.

Response: Oracle respectfully points the Staff to the statements in the Oracle 10-K that its “[d]isclosure controls . . . are designed to ensure that information required to be disclosed . . . is recorded, processed, summarized and reported within the time periods specified by the SEC . . . [and] are also designed to ensure that such information is accumulated and communicated to [its] management . . . to allow timely decisions regarding required disclosure” (emphasis added). Oracle also points the Staff to its statement that that its “Chief Executive Officer and Interim Chief Financial Officer concluded that [their] disclosure controls and procedures were effective as of the end of the period covered by [the] report”. Accordingly, Oracle submits that the Oracle 10-K disclosure complies with the Staff’s comment. As requested, Oracle advises the Staff that its disclosure controls are designed to provide reasonable assurance of achieving their objectives as of August 31, 2005.

In future filings, Oracle will add the following sentence to the paragraph appearing under the caption “Inherent Limitations on Effectiveness of Controls” under “Item 9A. Controls and Procedures”:

“Our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.”

79.	Please note that Item 308 of Regulation S-K requires the disclosure of any change in Oracle’s internal control over financial reporting that occurred during Oracle’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The current disclosure states that there were no changes identified in connection with the evaluation that was conducted during the last fiscal quarter.

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

Response: In future filings, Oracle will remove the reference to those changes in Oracle’s internal control over financial reporting that were “identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that was conducted during the last fiscal quarter” and, instead, will disclose whether there have been any changes that have materially affected, or are reasonably likely to materially affect, Oracle’s internal control over financial reporting during the last fiscal quarter.

Consolidated Financial Statements

Consolidated Statements of Operations, page 63

80.	We note that Oracle presents a subtotal entitled “software revenues” within the statements of operations and that this subtotal combines new software licenses with software license updates and product support. We further note that a similar subtotal, “software business,” appears within the segment disclosure on page 94. In our comment letter to Oracle dated December 30, 2002, we indicated that combining license revenue and license update revenues was not appropriate as the updates, by definition, are PCS. Please explain to us how Oracle considered our previous comments in concluding that it was appropriate to again combine license revenues with license updates and now further add product support.

Response: Oracle has two businesses, software and services, which are further organized into five operating segments. Oracle’s software business is comprised of two operating segments: (1) new software licenses and (2) software license updates and product support. Oracle’s services business is comprised of three operating segments: (1) consulting, (2) advanced product services and (3) education. In fiscal 2005, Oracle’s software business and services business represented 80% and 20%, respectively, of total revenues.

Oracle believes that the software business revenues classification is fundamentally different from the Staff’s earlier comment in the December 30, 2002 letter regarding the combination of new software licenses and software license updates. Software revenues, under Oracle’s current classification, include new software licenses, software license updates as well as product support revenues. Oracle believes the following factors are important considerations in presenting software business revenues as a subtotal of the aforementioned segment revenues:

•	to enhance the comparability of Oracle’s financial statements to those of Oracle’s competitors, such as Microsoft and IBM (each of whom reports license and PCS revenues combined in a single line item);

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

•	to illustrate that margins from our new software licenses and software license updates and product support segments are significantly different from the margins from our consulting, On Demand and education segments; and

•	the fact that Oracle’s services revenues are supplemental but non-essential elements of its software business. The majority of Oracle’s consulting revenues, for example, are accounted for as services revenue (not within SOP 81-1).

Oracle consulted with a member of the Staff in March 2004 regarding the presentation of software business revenues. As part of those discussions, the Staff member indicated that such Staff member would not object to the presentation of new software licenses as well as software license updates and product support individually and in the aggregate.

81.	Please explain to us why Oracle does not disclose the cost of new license revenue on the face of the statements of operations. Refer to Rule 5-03.2 of Regulation S-X.

Response: Oracle advises the Staff that cost of new software licenses is currently reflected in Sales and Marketing in the consolidated statements of operations. Additionally, amortization of developed technology is reflected in Amortization of Intangible Assets in the consolidated statements of operations.

Amortization of developed technology for fiscal 2005, 2004 and 2003 was $59 million, $13 million and $22 million, respectively. Additionally, other direct costs of revenues, which represent documentation and media charges, were $11 million, $12 million and $15 million in fiscal 2005, 2004 and 2003, respectively. The combined charges represent less than 1% of total operating expenses.

Oracle believes that these amounts are not significant and therefore need not be classified separately in Oracle’s historical statements of operations or the pro forma statements of operations. If the amortization of developed technology amounts become significant, Oracle will present the cost of licenses, including the amortization of developed technology, separately in future filings.

Notes to Consolidated Financial Statements

Note 2. Acquisitions, page 72

82.	Please revise your registration statement to include a consent from Standard & Poor’s Corporate Value Consulting or amend Oracle’s Form

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

10-K to remove any reference to the valuation that was obtained. Reference to an independent valuation that is incorporated by reference into a Securities Act registration statement requires the expert’s consent pursuant to Rule 436(b) of Regulation C.

Response: Oracle has included the consent of Duff & Phelps, LLC (formerly Standard & Poors Corporate Value Consulting) as Exhibit 99(c) to Amendment No. 1.

Note 16. Segment Information, page 93

83.	We note the general disclosure indicating that the structure of Oracle’s operating segments changes periodically. Please tell us whether there have been any changes to Oracle’s reported segments or other segment information during the periods presented. If so, explain why Oracle believes that this brief disclosure adequately explains to readers the nature of the changes. In this regard, given the nature of segment reporting, a change in Oracle’s reported segments would appear to reflect, or result from, a significant change in the way Oracle’s chief operating decision maker allocates resources or assesses performance. We would expect such a change to be disclosed in adequate detail in the notes to the financial statements and elsewhere in the filing, including in the business section and management’s discussion and analysis.

Response: Oracle has modified the operating segment structure over the past several fiscal years. The organizational changes are substantially related to changes in the allocation of resources. Based on the significance of our segment reclassifications, the largest of which during the three years ended May 31, 2005, was $24 million, Oracle believes that the current disclosure regarding the reasons for reclassifications “to conform to the current management organizational structure” as described in footnote 1 of the table on page 94 is appropriate. To the extent segment changes are significant in the future, Oracle intends to provide additional disclosure in the business section and MD&A of future filings.

84.	Please explain to us why it is appropriate under SFAS 131 to increase segment revenue for amounts that Oracle did not recognize and that would have only been recognized by PeopleSoft as a stand-alone entity.

Response: Software license updates and product support revenues for Oracle’s management reporting purposes excludes the effect of the fair value adjustment to deferred revenues recorded as part of the allocation of our initial purchase price associated with acquisitions. Oracle excludes the support revenue fair value non-cash adjustment in management reporting in order to plan and

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

forecast future periods as well as to provide a more complete understanding of our underlying operations results and trends. Oracle’s Chief Executive Officer (the Chief Operating Decision Maker) evaluates the performance of the support business, excluding the effect of this adjustment. Oracle believes this presentation is in accordance with the measurement principles of paragraph 29 of SFAS 131.

As required by paragraph 32.a. of SFAS 131, Oracle has included the reconciliation from reportable segment revenues used in management reporting to total GAAP revenues in the notes to consolidated financial statements on page 95 of the Oracle 10-K.

* * * * *

Mr. Mark P. Shuman United States Securities and Exchange Commission	November 23, 2005

If you have any questions regarding Amendment No. 1 or the responses herein provided, please call the undersigned at (650) 752-2003.

Sincerely,

/s/ William M. Kelly
William M. Kelly

Enclosures

cc w/enc:

Barbara Jacobs

Mark Kronforst

Chris Davis

Daniel Lee

(Securities and Exchange Commission)

Daniel Cooperman

(Oracle Corporation)

George T. Shaheen

(Siebel Systems, Inc.)

Eric C. Jensen

(Cooley Godward LLP)